

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 6010

December 5, 2007

John J. Molinelli
AMETEK, Inc.
Chief Financial Officer
37 North Valley Road,
Building 4, P.O. Box 1764,
Paoli, Pennsylvania 19301-0801

> **RE: AMETEK, Inc.**
> **Form 10-K for the fiscal year ended December 31, 2006**
> **Filed February 28, 2007**
> **File No. 001-12981**

Dear Mr. Molinelli:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments. Please note that we are still reviewing your responses to our comment letter dated August 21, 2007, related to your most recent definitive proxy statement.

Sincerely,

Martin F. James
Senior Assistant Chief Accountant